Filed Pursuant To Rule 433

Registration No. 333-209926

June 30, 2016

Gold expert: ‘I don’t think anyone has missed the boat at this point’

George Milling-Stanley, head of gold investment strategy at State Street, sees gold going $50 to $100 higher by year-end.

By Julia La Roche

Posted to Yahoo Finance June 30, 2016

Gold investing pro George Milling-Stanley, head of gold investment strategy at State Street Global Advisors, says investors haven’t missed the boat on investing in gold.

Following the stunning Brexit vote last week, investors piled into gold, which is considered a “safe-haven” asset, pushing the precious metal’s price to a two-year high.

SPDR Gold Shares (GLD) has attracted over $11 billion of inflows year-to-date making it the most popular ETF in 2016. A number of hedge fund managers, including George Soros and Stanley Druckenmiller, held GLD as one of their top long positions, securities filings from the first quarter show.

“I don’t think anybody has missed the boat at this point,” Milling-Stanley, who served on the World Gold Council, told Yahoo Finance.

“Given all that’s been supporting gold prices, contributing to the 25% increase, a big increase off the lows in December. All the troubles and problems in the world, gold is going to continue to do well, at least $50 dollar higher year end, might be $100. I’m not looking for $2,000 in the near future, but it’s moving in the right direction.”

Gold is currently trading around $1,319. Milling-Stanley believes that gold is “comfortable” trading between $1,150 and $1,350.

Back in 2001, gold began a “solid” bull market that would last for the next ten years. Based on fundamentals, gold went up about $100 a year on average, rising from around $250 to $1,250, he explained. Then the speculative community noticed gold had gone up $1,000 in ten years, so they drove it up $500 in ten months in 2011.

“I’m not expecting a repeat of that in 2016,” Milling-Stanley said. “Six months of momentum, the hot money could come in and drive it up just shy of $1,900 an ounce…I’m confident we will get those prices again— I don’t know when. I’m not one of those people who’re seeing $2,000 gold in the next two weeks—I don’t think that’s realistic. What I’m looking for, I’d love to see gold go back to that bull market 2001 to 2010, going up $100 a year on average. That will take us to $1,350 by Christmas. It may seem unexciting, I think it would be sustainable given what’s going on in the bull market.”

He added that it wouldn’t surprise him to see prices as high as $1,400 or $1,450.

“I think that would be sustainable. Much higher than that wouldn’t be sustainable.”

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.